Filed pursuant to Rule 253(g)(2)

File No. 024-11668

OFFERING CIRCULAR SUPPLEMENT DATED JANUARY 25, 2022

TO THE OFFERING CIRCULAR DATED OCTOBER 1, 2021

AND QUALIFIED ON OCTOBER 20, 2021, AS AMENDED ON DECEMBER 15, 2021

MARIJUANA COMPANY OF AMERICA, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated October 1, 2021 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1078799/000107997321001222/mcoa_rega.htm

SUPPLEMENT TO OFFERING CIRCULAR DATED OCTOBER 1, 2021

THIS SUPPLEMENT IS DATED JANUARY 25, 2022

This Supplement to the Offering Circular amends and supplements the Offering Circular of Marijuana Company of America, Inc. (the “Company”) dated October 1, 2021 and qualified by the Commission on October 20, 2021 and subsequently amended on December 8, 2021 and qualified by the Commission on December 15, 2021 (the “Offering Circular”) by announcing that the Company has determined that the price for each share of our Common Stock will be $0.0008. The information in the Offering Circular, including the cover, “Dilution,” “Plan of Distribution,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.